Spreadtrum Announces Receipt by Tsinghua Unigroup of
Regulatory Approvals for Merger

SHANGHAI, CHINA – December 16, 2013 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that it has been informed by Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) that Tsinghua Unigroup has now obtained all PRC regulatory approvals required to proceed with its acquisition of Spreadtrum.

As previously announced on July 12, 2013, Spreadtrum and Tsinghua Unigroup entered into a definitive merger agreement pursuant to which the Company will become a subsidiary of Tsinghua Unigroup (the “Merger”) and each American depositary share (representing three ordinary shares) will be converted into the right to receive thirty one U.S. dollars (US$31.00) in cash and each ordinary share will be converted into the right to receive ten and one-third U.S. dollars (US$10.33) in cash.

With Tsinghua Unigroup’s receipt of regulatory approvals, the Merger is expected to be completed during the week commencing December 23, 2013, subject to the satisfaction or waiver of the conditions set forth in the merger agreement.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, the statement regarding the expected timing of the completion of the Merger. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause the actual results to differ materially from those expressed or implied in these forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the SEC. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Contact: Investor Relations, Tel: +1 650-308-8148, E-mail: ir@spreadtrum.com